December 19, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Attention:  Edward M. Kelly, Pamela A. Long, Jenn Do and Jeanne K. Baker

RE:	H&E Equipment Services, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-128996

Ladies and Gentlemen:

H&E Equipment Services, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (Registration No. 333-128996).  On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated December 8, 2005 from Ms. Pamela A. Long to Mr. John M. Engquist.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

Summary Historical and Pro Forma Financial Data, page 9

1.                                         We reviewed your response to prior comment 5.  Expand or modify your discussion of the limitations of your EBITDA and Adjusted EBITDA here and elsewhere to address more fully the limitations of these non-GAAP measures.  For example, your disclosures should address these items:

•                                        Your non-GAAP performance measure does not include interest expense.  Because you have substantial indebtedness, interest expense is a necessary element of your costs and ability to generate revenue.  Thus, any measure that excludes interest expense has material limitations.

•                                        Your non-GAAP performance measure does not include taxes.  Because the payment of taxes is a necessary element of your operations, any measure that excludes tax expense has material limitations.

•                                        Your non-GAAP performance measure does not include depreciation.  Because a substantial amount of your revenues is derived from the capital assets that you own and use, depreciation is a necessary element of your costs and ability to generate revenue.  Thus, any measure that excludes depreciation has material limitations.

•                                        Address specifically the other items not included in your non-GAAP performance measure of Adjusted EBITDA.  Address why the elimination of these items results in a performance measure that has material limitations.

Response:

                The Company has revised the disclosure as requested on pages 10-11, 24, 37-38 and 42 of Amendment No. 2.

2.                                         We continue to believe that if you do not use EBITDA and Adjusted EBITDA as a liquidity or cash flow measure, you should not address these uses and their related limitations in disclosures related to your use of the EBITDA and Adjusted EBITDA as performance measures.  As requested previously, please remove the disclosures.

Response:

                The Company has revised the disclosure as requested on pages 10-11, 24, 37-38 and 42 of Amendment No. 2.

Risk Factors, page 12

3.                                         Refer to prior comment 7.  As noted previously, H&E Equipment Services must disclose all risks that it believes are material.  As requested previously, delete the sentence in this section’s first paragraph that reads “Additional risks and uncertainties not presently known to us or that are currently deemed immaterial may also impair our business, financial condition and operating results.”

Response:

                The Company has revised the disclosure as requested on page 12 of Amendment No. 2.

Forward-Looking Statements, page 23

4.                                         Since the offering is an initial public offering, H&E Equipment Services is ineligible to rely on the safe harbor for forward-looking statements.  See section 27A(b)(2)(D) of the Securities Act.  To avoid confusion on the applicability of the Private Litigation Reform Act of 1995, H&E Equipment Services should delete the phrase “within the meaning of the federal securities laws” in this section’s first sentence.  Alternatively, H&E Equipment Services should explain that it is ineligible to rely on the safe harbor.

Response:

                The Company has revised the disclosure as requested on page 23 of Amendment No. 2.

Unaudited Pro Forma Consolidated Financial Data, page 29

5.                                         As requested previously in prior comment 14, expand your disclosure to quantify the ownership interests in Eagle held by Messrs. Gary W. Bagley and Kenneth R. Sharp, Jr.

Response:

                The Company has revised the disclosure as requested on pages 5, 26, 31, 64, 67 and 91 of Amendment No. 2.

Note (2) to the Unaudited Pro Forma Condensed Combined Balance Sheet, page 30 and Note (15) to the Unaudited Pro Forma Condensed Combined Statements of Operations, page 34

6.                                         We read your response to prior comment 19 and note that you will acquire 100% of the stock of Eagle Inc. and 100% of the equity interests of Eagle LLC.  Provide clarifying disclosures in the head note to the pro forma financial statements and throughout your document to address the fact that the acquisition of Eagle represents the acquisition of 100% of the stock of Eagle Inc. and the 50% of equity interests of Eagle LLC not currently owned by Eagle Inc.  Clarify from whom you will acquire the 50% of equity interests and the related purchase price.  Address any difference in the purchase price that you will pay for the 100% of the stock of Eagle Inc. and the 50% of equity interests of Eagle LLC.  We assume that since Eagle Inc.’s sole business operation is conducted through its 50% ownership interest in Eagle LLC, the purchase price for these two investments would be similar.

Response:

                The Company has revised the disclosure as requested on pages 5, 25, 31, 33 (note 2), 39 (note 15), 64, 67, and 91 of Amendment No. 2.

7.                                         Your response to prior comment 20 indicates that the primary factor giving rise to the goodwill is the premium that you are willing to pay to expand your operations into the geographical territories currently served by Eagle.  We assume that when your purchase price allocation is finalized, it will take into consideration any identifiable intangibles such as customer-related and marketing-related intangible assets.  To the extent that you believe you may be required to record those identifiable intangibles, provide a sensitivity analysis to address the effect that amortization of those assets would have on your pro forma results of operations.

Response:

                The Company has revised the disclosure as requested in note (2)(b) on page 33 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

8.                                         Based on disclosure in the current report on Form 8-K dated November 23, 2005 and filed November 29, 2005 that H&E Equipment Services has decided not to pursue any additional appeals and entered into a settlement agreement with Sunbelt Rentals, Inc. to pay the full amount of the irrevocable standby letter of credit, revise the disclosure in the sixth paragraph on page 59 and elsewhere.

Response:

                The Company has revised the disclosure as requested on pages 54-55, 58, 62, 77 and F-41 (note 23) of Amendment No. 2.

Liquidity and Capital Resources, page 56

9.                                         You indicate that an increase in accounts payable of $30.6 million that was primarily related to equipment purchases positively impacted your cash flows from operations for the nine months ended September 30, 2005.  Tell us why you have recorded payables related to equipment purchases within cash flows from operations or revise your statement of cash flows as necessary.  Refer to paragraph 17(c) and footnote 6 of SFAS 95.

Response:

                The Company has revised the disclosure on page 59 of Amendment No. 2.  The equipment purchases relate to new equipment inventory held for sale.  These amounts are included in operating cash flows in accordance with SFAS 95.

Principal Stockholders, page 84

10.           Refer to prior comment 32.  As requested previously, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by each of the BRS entities.  Item 403 of Regulation S-K requires disclosure of all beneficial owners, with reference to beneficial ownership as it is defined in Rule 13d-3 under the Exchange Act.  Thus, all persons who, directly or indirectly, have or share voting or investment control should be identified.

Response:

                The Company has revised the disclosure as requested on pages 88 and 89 of Amendment No. 2.

Where You Can Find More Information, page 109

11.                                  Refer to prior comment 42.  We note that you elected not to delete the language that statements contained in the prospectus about the contents of any agreement or other document “are not necessarily complete” and are “qualified in all respects.”  We will not object to language recommending that investors read the copies of the agreements filed as exhibits for additional information.  However, information that is contained in a prospectus under the Securities Act should not be “qualified” by reference to information outside the prospectus.  Rule 411(a) of Regulation C under the Securities Act would permit this treatment only where incorporation by reference is also permitted.  Thus, as requested previously, disclose that all material provisions of the agreement or other document are discussed in the prospectus.

Response:

                The Company has revised the disclosure as requested on page 113 of Amendment No. 2.

Note 14.  Commitments and Contingencies, Legal Matters, page F-27

12.                                  We note your disclosure that the Court of Appeals of North Carolina denied your appeal on October 18, 2005.  The date of this event is after the dates of your report of independent registered public accounting firm.  Please request that the firm appropriately date its report.  Alternatively, you should revise to label this information as unaudited.

Response:

                The Company has added a “Recent Development” (note 23) with appropriate updating disclosure on page F-41 of Amendment No. 2.

Note 2.  Restructuring, Debt Resolution Agreement, page F-71 and Note 4.  Revolving Note Payable, page F-73

13.                                  Your responses to prior comments 48 and 49 indicate that the disclosures in Note 2 have been revised.  However, we do not see where you have provided revisions.  Please do so.  Also expand your disclosures to clarify why the $3,813,127 which represents the difference between the fair value of the 50% ownership interest of Eagle LLC and the amount transferred to minority interest is appropriately credited to retained earnings.

Response:

                The Company has added the disclosure to note 2 on page F-71 that was inadvertently omitted from the previous filing, and has revised the disclosure as requested.

Note 14.  Prior Period Adjustments, page F-80

14.                                  We note your response to prior comment 51.  It is unclear to us why the adjustments that you have made to the June 30, 2004 income statement have not been reflected as adjustments to your June 30, 2003 income statement.  It appears that you have inappropriately reflected these adjustments as adjustments to your June 30, 2003 ending retained earnings.  Refer to APB 20, and revise these financial statements.

Response:

                The Company has added disclosure on page F-81 explaining why it is appropriate that adjustments to Eagle’s June 30, 2004 income statement are not reflected on Eagle’s June 30, 2003 income statement.

Exhibit 10.1

15.                                  Refer to prior comment 53.  As noted previously, absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety.  Attachments include, for example, annexes, appendices, exhibits, and schedules.  Since you did not file exhibits 1.6B(a), 6.6(d)(iii)(A), 6.6(d)(iii)(B) and the schedules to the exhibit, we reissue the comment to file all of the exhibit’s attachments.

Response:

                The Company has filed exhibits 1.6B(a), 6.7(d)(iii)(A) and 6.7(d)(iii)(B) to the Credit Agreement filed as Exhibit 10.1.  However, the Company has not filed the schedules from June 17, 2002 because they are outdated, potentially misleading, and not material to a potential investor’s investment decision in this offering.

* * * * *

                In addition, we supplementally inform the Staff that UBS Securities LLC will manage the directed share program and that the amount of shares reserved for the program is expected to be less than 5% of the total number of shares being offered in the offering. Copies of drafts of UBS’s directed share program materials were previously furnished supplementally to the Staff with Amendment No. 1.

                We note that the Staff telephonically advised on December 8, 2005 that in light of the adoption of the Securities Offering Reform rules, neither the Company nor the underwriters could rely on prior no-action letters regarding electronic road shows. Accordingly, we supplement our prior response regarding electronic road shows as follows:

•                  In our letter to the Commission dated November 23, 2005 (the “Prior Response Letter”), our response to comment 39 included the Company’s statement that “the Company does not intend to use any forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format.” (emphasis added). We supplement that statement by advising the Staff that the Company may use one or more free writing prospectuses, which may include electronic road shows, and, if so, will comply with the applicable provisions of Rule 164 and Rule 433.

•                  We revise the first paragraph of our response in our Prior Response Letter to comment 41 which we repeat for the convenience of the Staff as follows:

41.                               Tell us whether you or your underwriters have any arrangements with any third party to host or access your preliminary prospectus on the Internet.  If so, identify the party and the website, describe the material terms of your agreement, and provide us a copy of any written agreement.  Also provide us copies of all information concerning the issuer or the prospectus that has appeared on the third party’s website.  If you enter subsequently into any such arrangement, supplement promptly your response.

Our original response to that comment contained in our letter to the Commission dated November 23, 2005 in part was based on a position that Yahoo! Inc. relayed to the underwriters that Yahoo! Inc., in operating its internet road show service (www.netroadshow.com), relies upon the Private Financial Network No-Action Letter, received from the Commission on March 12, 1997, and subsequent no-action letters from the Commission with respect to virtual road shows.  We and the underwriters understand that the Securities Offering Reform adopted by the Commission in Release No. 33-8591 (July 19, 2005) (the “Enacting Release”) became effective as of December 1, 2005, and consequently the no-action letters previously issued by the Commission with respect to electronic road shows have been withdrawn pursuant to Section III.3.iii.(D)(2) of the Enacting Release and therefore may no longer be relied upon.  Accordingly, we hereby revise the first paragraph of our response to your comment 41 reprinted above as follows:

The Company does not have any arrangements with a third party to host or access the preliminary prospectus on the internet.  In addition, the Company has been advised by the lead underwriters that the underwriters do not have any arrangements with a third party to host or access the preliminary prospectus on the internet, although the underwriters may conduct an internet road show through Yahoo! Inc. (www.netroadshow.com) and may make a bona fide electronic road show (as defined in Rule 433 under the Act) available to the public through www.retailroadshow.com or a similar third party service provider.  The Company has been informed that the purpose of any contract with these service providers to conduct an internet road show would be not specifically to host or access the preliminary prospectus, but rather to provide access to the road show to investors who cannot, or elect not to, attend live road show meetings in person.  As part of the electronic road show process, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, is required to, and will, be made available on each web site.  The Company and the underwriters hereby confirm to the

Staff that they will conduct any such internet road show in accordance with Rule 433 under the Act.

If you have any questions, please feel free to contact Bonnie A. Barsamian by telephone at 212.698.3520 (or by facsimile at 212.698.3599), or the undersigned by telephone at 215.994.2737.  Thank you for your cooperation and attention to this matter.

Sincerely,

Brian D. Short

cc:	John M. Engquist
Leslie S. Magee
Bonnie A. Barsamian, Esq.
Kirk A. Davenport II, Esq.
Dennis Lamont, Esq.